Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater implements new Chrome agreements with the Glencore Merafe Venture

Johannesburg, 21 October 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that all the conditions precedent, necessary for implementation of the new chrome agreements with the Glencore Merafe Venture (GM Venture) have been fulfilled.

The strategic and mutually beneficial enhancements to the historical contract previously concluded between Lonmin and the GM Venture (Marikana Contract) and the new Chrome Management Agreement (CMA) at the SA PGM operations (announced on 19 February 2025 (refer to the Glencore Merafe announcement)), will become effective from 1 November 2025.

Key benefits of the transaction include:

- *Accelerated volumes to increase future cash flow:* The enhancements to the Marikana Contract are expected to accelerate the completion of delivery of contracted chrome volumes by approximately 20 years, through increasing feed and improving recoveries from the Marikana Chrome Recovery Plants (CRPs). Accelerated delivery will, upon expiry of the Marikana Contract and the Marikana CRPs becoming subject to the CMA, increase Sibanye-Stillwater's share of free cash flow from chrome production from the Marikana CRPs
- *Immediate benefits:* Other than the Marikana CRPs, Sibanye-Stillwater CRPs will immediately be subject to and benefit from the value-enhancing provisions of the CMA, once the transaction becomes effective
- *Operational synergies:* Glencore will leverage its processing expertise to optimise chrome production yields and is expected to reduce operational costs across all relevant CRPs
- *Project benefits:* The improved economics of Sibanye-Stillwater's chrome production resulting from the transaction, is expected to enhance the inherent value and commercial viability of brownfield extension projects at the SA PGM operations, which are currently being assessed

Sibanye-Stillwater CEO, Richard Stewart commented, "The closure of the Glencore Merafe agreements marks a pivotal step in unlocking long-term value from our significant chrome by-products at our SA PGM operations. Aligning operational expertise and commercial interests, we are laying the foundation for sustainability at our SA PGM operations, benefitting all stakeholders and enhancing returns for the Group."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
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